Act 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED MAR 04 2002 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Instinet Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clancy 212-310-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clancy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAWN VOLPONI
Notary Public, State of New York
No. 01VO6042225
Qualified in Queens County
Commission Expires May 22, 2002

Dawn Volponi
Notary Public
2/27/02

Michael Clancy
Signature

Senior Vice President / CAO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet Corporation

(A wholly owned subsidiary of Instinet Group, Inc.)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Instinet Corporation

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Instinet Corporation and its subsidiaries (the "Company"), at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 22, 2002

Instinet Corporation
(A wholly owned subsidiary of Instinet Group, Inc.)
Consolidated Statement of Cash Flows
For the period ended December 31, 2001
(In thousands)

Assets	
Cash and cash equivalents	$ 375,269
Securities owned, at market value	178,452
Securities segregated under federal regulations	310,420
Securities borrowed	332,999
Receivable from customers	65,515
Receivable from broker-dealers	66,296
Receivable from affiliates	48,787
Receivable from Parent, net	3,715
Commissions and other receivables, net	108,934
Investments	16,972
Fixed assets and leasehold improvements, at cost (net of accumulated depreciation and amortization of $312,400)	179,743
Goodwill (net of accumulated amortization of $10,240)	63,954
Deferred tax asset	51,766
Exchange memberships	1,225
Other assets	78,336
Total assets	$ 1,882,383
Liabilities and Stockholder's Equity	
Payable to customers	$ 387,038
Payable to broker-dealers	55,593
Securities loaned	201,976
Taxes payable	14,711
Other liabilities and accrued expenses	316,713
Total liabilities	976,031
Minority interest	3,600
Stockholder's equity	
Capital stock: Par value $.01 per share; authorized 1,000 shares, issued and outstanding 50 shares	-
Additional paid-in-capital	714,170
Retained earnings	191,747
Other comprehensive loss	(3,165)
Total stockholder's equity	902,752
Total liabilities and stockholder's equity	$ 1,882,383

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Instinet Corporation ("Instinet" or the "Company"), is an indirect wholly-owned subsidiary of Instinet Group, Inc. ("IGI") through its wholly-owned subsidiary, Instinet Global Holdings, Inc. ("IGHI") and is ultimately indirectly majority owned by Reuters Group PLC ("Reuters"). The Company provides agency brokerage services to broker-dealers and institutional customers primarily through its automated real time trading system.

The consolidated financial statement includes the accounts of the Company and its wholly owned subsidiaries, Instinet Clearing Services, Inc. ("ICS"), Instinet Technologies Limited Partnership ("IT LP"), Lynch, Jones and Ryan, Inc. ("LJR") and Instinet Schweiz AG ("SAG"). All material intercompany balances and transactions are eliminated in consolidation. The Company, ICS and LJR are registered broker/dealers with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. ICS is also a member of the American, Boston, Cincinnati, Chicago, Pacific and Philadelphia Stock Exchanges, the Chicago Board Options Exchange and the Amsterdam Exchanges. In addition, ICS provides execution and clearing services to affiliates, including the Company, and other unaffiliated broker-dealers.

Effective September 30, 2000, Instinet reorganized its worldwide operations to combine all of Instinet's operations under one holding company structure, IGHI, with the exception of the Company's Swiss operations, which were combined as of April 30, 2001.

LJR provides specialized brokerage, research and commission recapture services to pension plan sponsors and money managers.

In December 2001, the assets and liabilities of BD of Nevada, Inc., a previous wholly owned subsidiary of BD Holdings of Nevada, whose ultimate parent was the Company, were merged into ITLP, a newly formed Massachusetts limited partnership. Minority interest reflects IT Holdings Corporation's (another affiliated, nonconsolidated entity of the Company) 1% ownership of ITLP.

2. Significant Accounting Policies

Accounting estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers its short-term money market fund investments and other fixed income securities with original maturities of less than three months to be cash equivalents.

Transaction fees

Securities brokerage transactions are recorded on a trade date basis.

Depreciation and amortization
Equipment and leasehold improvements are being depreciated and amortized over their estimated useful lives of two to ten years or the term of the lease, whichever is shorter, using the straight-line method.

Acquisitions and goodwill
All business combinations have been accounted for under the purchase method and, accordingly, the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill on the consolidated statement of financial condition. The carrying value of goodwill is reviewed on a periodic basis for recoverability based upon the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to the estimated fair value as determined by management.

Goodwill arising from the acquisitions of businesses is amortized on a straight-line basis over a period of fifteen to twenty years.

Commissions and other receivables
Commissions and other receivables are reported net of a provision for doubtful accounts. At December 31, 2001 the Company's allowance for doubtful accounts was $7,465.

Investments
Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

Securities owned
Securities owned are recorded on a trade date basis and are carried at their market value.

Securities owned are comprised of $42,718 of U.S. Government securities, $62,097 of Corporate bonds, and $73,637 of Municipal bonds.

Securities borrowed and securities loaned
Securities borrowed and loaned are recorded as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed and securities loaned transactions facilitate the settlement process of customers' trading and require the Company to deposit or receive cash, letters of credit or other collateral with the counterparty. The amount of collateral required to be deposited for securities borrowed and securities loaned is an amount generally in excess of the market value of the applicable securities borrowed and is monitored on a daily basis, with additional collateral deposited, or excess collateral refunded, when deemed appropriate.

(in thousands)

Securities purchased under agreements to resell
Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to have excess collateral from counterparties refunded, when deemed appropriate.

Collateral arrangements
At December 31, 2001, the fair value of collateral held by the Company that can be sold or repledged totaled approximately $607,069. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, approximately $548,487 has been sold or repledged, generally to cover short sales, effect deliveries of securities, or meet other obligations. In addition, securities in customer and affiliate accounts with a fair value of approximately $76,462 can be sold or repledged by the Company.

Software costs
Costs for internal use of software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed.

Derivatives
The Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies, primarily the U.S. dollar, British pound or Euro. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transaction, thereby mitigating its exposure to currency risk. Forward foreign currency contracts generally do not extend beyond 14 days.

Recently issued accounting standards
In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". SFAS 141 mandates the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 addresses the accounting for goodwill and other intangible assets subsequent to their acquisition. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be tested at least annually for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The Company has adopted SFAS 141 fully and intends to adopt SFAS 142 commencing January 1, 2002.

3. Receivable From and Payable to Broker-Dealers and Others

Amounts receivable from and payable to broker-dealers at December 31, 2001, consist of fails to deliver and fails to receive.

4. Receivable From and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. Investments

At December 31, 2001, the investment balance included an investment of $15,472 in the Nasdaq Stock Market Inc., and an investment of $1,500 in Vencast, Inc. which was made during 2001. At December 31, 2001 the Company carried its investments at estimated fair value.

6. Credit, Market and Other Risks

The Company is exposed to substantial credit risk from both parties to a securities transaction during the period between the transaction date and the settlement date. This period is three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States and the U.K. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Related Party Transactions

Pursuant to an operating agreement, the Company provides Instinet Fixed Income, Inc. with certain operational, management and administrative personnel, facilities, and other services necessary to conduct its business.

In addition, ICS acts as clearing broker for the customer activity of the Company.

Substantially all employees of the Company participate in the IGI stock option plan which was adopted in February 2000, and various Reuters retirement plans. Certain employees also participate in a long-term performance-based incentive compensation plan (together the "Instinet Plans").

LJR has entered into administrative and brokerage service agreements with Harborview, LLC ("Harborview"), an affiliate of the Company. Under these agreements, LJR provides various administrative and management services to Harborview and in return, Harborview provides brokerage services to LJR. The agreements provide for receipt of the administrative services fees calculated as 3.5% of Harborview's revenue and payment of the brokerage services fee calculated as 105% of Harborview's total fixed costs, as defined.

The Company receives services related to its core communications network from Radianz, Inc., a company which is approximately 50% owned by Reuters. The services are provided under a master agreement between Reuters and Radianz.

8. Income Taxes

The Company, together with IGI and certain other subsidiaries in the U.S., files a consolidated federal income tax return. The Company pays or recovers from its subsidiaries and affiliates the taxes they have recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The Company determined that no valuation allowance against deferred tax as of December 31, 2001 was necessary as management believes that it is more likely than not that the tax assets will be realized.

9. Employee Benefit Plans

The Company participates in a defined contribution pension plan sponsored by Reuters.

Included in other liabilities and accrued expenses is approximately $42,577 representing employee compensation voluntarily deferred under the Instinet Management Deferral Plan. Participants' accounts are adjusted monthly to reflect any earnings or losses attributable to the investments made by the participants pursuant to employer provided investment options. The participants bear the entire risk of each such investment.

(in thousands) 8

The Company also participates in a long-term performance based incentive compensation plan (the "Plan"). All employees, subject to certain length-of-service requirements, participate in the Plan. Under the Plan, a portion of operating earnings exceeding certain predetermined targets aggregated over a specific period (a "Performance Period"), will be distributed to participants. At December 31, 2001, there was one Performance Period in effect covering the years 1999 to 2001. At December 31, 2001, the Company has accrued $22,484 in connection with the Plan.

Substantially all employees of the Company are eligible to participate in Reuters employee stock purchase plan ("ESP Plan") where employees can contribute up to a predetermined limit of their salary towards the purchase of ADS. The Company may contribute 20% of the employees contribution to the plan.

Substantially all employees, certain directors and certain employees of affiliates of the Company participate in IGI's stock option plan ("Instinet Plan"), which was adopted in February 2000. On September 2, 2000, the board of directors of IGI approved a modification to the Instinet Plan changing the exercise terms. Accordingly, the Company recorded as additional deferred compensation the intrinsic value, being the difference between the exercise price of the option and estimated fair market value of the Company as of the date of modification. This amount will be amortized in accordance with the remaining vesting provision.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", SFAS No. 123, "Accounting for Stock-Based Compensation", and related accounting interpretations for the Instinet Plan. Disclosures required by SFAS 123, "Accounting for Stock-Based Compensation", are included in the 2001 Form 10-K of IGI.

Reuters also provides certain employees of the Company with post retirement benefits such as healthcare and life insurance benefits. Eligible employees are those who retire from the Company at normal retirement age.

10. Commitments and Contingent Liabilities

The Company has $211,000 uncommitted lines of credit, $200,000 of which is secured.

11. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum consolidated net capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2001, the Company had consolidated net capital of $73,971 which was $73,721 in excess of its required consolidated net capital of $250. The Company is exempt from the provisions of SEC Rule 15c3-3.

ICS is also subject to Rule 15c3-1 and, at December 31, 2001, had net capital of $260,221 which was $256,674 in excess of its required net capital of $3,547. ICS is subject to Rule 15c3-3 of the SEC. At December 31, 2001, ICS computed the reserve requirement for customers and was required to segregate $267,942 in the special reserve bank account for the exclusive benefit of customers. ICS also computed the reserve requirement for proprietary accounts of introducing brokers.

(in thousands) 9

At December 31, 2001, ICS's calculation $20,216 to be segregated in a special reserve bank account for the exclusive benefit of ICS's introducing broker-dealers.

LJR is also subject to Rule 15c3-1 and at December 31, 2001 had net capital of $5,539, which was $5,289 in excess of its required net capital of $250.

LJR has established a special reserve account for the exclusive benefit of customers, in accordance with an agreement with the National Association of Securities Dealers, Inc. The agreement states that LJR, on a monthly basis, will maintain a balance greater than the balance payable to commission recapture clients. At December 31, 2001, LJR has deposited cash of approximately $1,606 and qualified securities of approximately $10,974 with a total value equal to approximately $12,580.

12. Consolidated Subsidiaries

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the Company's Net Capital Computation.

	Instinet Technologies, L.P.	Instinet Clearing Services, Inc.	Lynch. Jones and Ryan, Inc.
Assets	$ 14,537	$ 1,022,424	$ 49,802
Liabilities	-	734,924	37,327
Net	$ 14,537	$ 287,500	$ 12,475

13. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value, as such financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.

14. Events of September 11, 2001

The Company's operations were disrupted in the September 11, 2001 attacks at the World Trade Center in New York.